UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-15D

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-292440-01

ONE Nuclear Energy LLC

(Exact name of registrant as specified in its charter)

700 S. Rosemary Avenue, Suite 204

West Palm Beach, FL 33401

(561) 779-9400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of September 23, 2026, ONE Nuclear Energy LLC, a Delaware limited liability company (“ONE Nuclear”), consummated the previously announced business combination (and any other transactions contemplated thereby, the “Business Combination”) with Hennessy Capital Investment Corp. VII, a Cayman Islands exempted company with limited liability (“HVII”) and Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HVII (“Merger Sub”). As part of the Business Combination, (1) HVII transferred by way of continuation and deregistration to and domesticated as a Delaware corporation, and (2) Merger Sub merged with and into ONE Nuclear (the “Merger”) with ONE Nuclear surviving the Merger as a wholly-owned subsidiary of HVII. In connection with the consummation of the Business Combination, HVII was renamed “ONE Nuclear Energy Inc.” This Form 15 relates solely to the reporting obligations of ONE Nuclear under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and does not affect the reporting obligations of ONE Nuclear Energy Inc. under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, ONE Nuclear Energy LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2026	ONE Nuclear Energy LLC

	By:	/s/ Ann Anthony
	Name:	Ann Anthony
	Title:	Chief Financial Officer